UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-00367

The L.S. Starrett Company

(Exact name of registrant as specified in its charter)

121 Crescent Street

Athol, MA 01331

(978) 249-3551

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common, Par Value $1.00 Per Share

Class B Common, Par Value $1.00 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*On May 23, 2024, pursuant to the terms of an Agreement and Plan of Merger, dated as of March 8, 2024, by and among The L.S. Starrett Company, a Massachusetts corporation (the “Company”), Uhu Inc., a Delaware corporation (“Parent”) and an affiliate of MiddleGround Capital, and Unicornfish Corp., a Massachusetts corporation and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, The L.S. Starrett Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 4, 2024	THE L.S. STARRETT COMPANY

	By:	/s/ John C. Tripp
	Name:	John C. Tripp
	Title:	Chief Financial Officer and Treasurer